September 2, 2008

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Station Casinos, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended March 31, 2008
Form 8-K Furnished May 12, 2008
File Number: 001-06075

Dear Mr. Shenk:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated August 12, 2008.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response and when requested, revised disclosure in bold text.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis, page 33

Critical Accounting Policies, page 51

1.              Your disclosures here should address specifically why your accounting estimates or assumptions bear the risk of change.  The disclosure should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or may materially affect your financial condition or operating performance.  To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered.  Refer to Section V of the staff’s “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance.

Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

RESPONSE

Based on our review of the staff’s “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our disclosure will be revised as follows:

Critical Accounting Policies

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the determination of slot club program liability, the estimated useful lives assigned to our assets, asset impairment, insurance reserves, bad debt expense, derivative instruments, purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies and basis of presentation are discussed below, as well as where appropriate in this discussion and analysis and in the notes to our consolidated financial statements.

Slot Club Programs

Our Boarding Pass and Amigo Club player rewards programs (the “Programs”) allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary slot play, food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentaries under the Programs is recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses.

Under the Programs, customers are able to accumulate points over time that they may redeem at their discretion under the terms of the Programs. The estimated cost to provide points is expensed as the points are earned and is included in “Casino expense” in our consolidated statements of operations. To arrive at the estimated cost associated with points, various estimates and assumptions are made regarding incremental costs of the benefits, historical breakage/forfeiture rates and an estimate of the mix of goods and services we believe, based on past customer redemption patterns, will be redeemed. At December 31, 2007 and 2006, $7.4 million and $6.7 million, respectively, were accrued for the cost of anticipated Program redemptions.

Self-Insurance Reserves

We are self-insured up to certain stop loss amounts for workers’ compensation, health care and general liability costs. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not reported. At December 31, 2007 and 2006, we had total self-insurance accruals reflected in our consolidated balance sheets of $8.9 million and $7.6 million, respectively. In estimating these accruals, we evaluated historical loss experience and made judgments about the expected levels of costs per claim. We believe changes in health care costs, trends in health care claims of our employee base, accident frequency and severity and other factors could materially affect the estimate for these liabilities. We continually monitor changes in employee demographics, incident and claim type and evaluate our insurance accruals and adjust our accruals based on our evaluation of these qualitative data points.

Interest Rate Swaps

From time to time we enter into interest rate swaps in order to manage interest rate risks associated with our current and future borrowings. As such, we have adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 138 and 149, to account for our interest rate swaps. The pronouncements require us to recognize our interest rate swaps as either assets or liabilities in our consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of the interest rate swap agreements depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Additionally, the difference between amounts received and paid under such agreements as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the swap.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and the ineffective portion, if any, is recorded in the consolidated statement of operations. Derivative instruments that are designated as a fair value hedge and qualify for the “shortcut” method under SFAS 133 as amended by SFAS 138 and 149, allows for an assumption of no ineffectiveness. As such, there is no impact on the consolidated statement of operations from the changes in the fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on our consolidated balance sheet with an offsetting adjustment to the carrying value of the related debt.

Fluctuation in interest rates cause the fair value of our interest rate swap arrangements to change each reporting period. While we attempt to predict such movements in interest rates and the impact on interest rate swap arrangements, such estimates are subject to a large degree of variability which could have significant impact on our consolidated financial statements.

 Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets’ estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

We evaluate our property and equipment and other long-lived assets for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. Our consolidated financial statements reflect all adjustments required by SFAS 144 as of December 31, 2007 and 2006.

Goodwill and Other Intangible Assets

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, we test for impairment of goodwill and indefinite-lived intangible assets annually and in certain situations between those annual dates. For the Predecessor Period, we utilized fair values established through a third-party business valuation to determine any possible impairment. For the years ending December 31, 2006 and 2005, we utilized the Income Approach, which focuses on the income-producing capability of the respective property during the fourth quarter of each fiscal year. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the respective property and converting these after-tax cash flows to present value through discounting. The discounting process uses a rate of return, which accounts for both the time value of money and investment risk factors. The present value of the after-tax cash flows is then totaled to arrive at an indication of the fair value of the assets. Under both methods, if the carrying value of the assets exceeds the fair value, then impairment is measured based on the difference between the calculated fair value and the carrying value.

Inherent in the reviews of the carrying amounts of the above assets are various estimates. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flows are based on the current regulatory, political and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our properties. Once an impairment of goodwill or other intangible assets has been recorded, it cannot be reversed.

For the Predecessor Period prior to our private equity transaction from January 1, 2007 through November 7, 2007, we determined that an impairment of goodwill at Magic Star and Gold Rush totaling approximately $8.0 million existed which we recorded. We have determined that there was no impairment during 2006 or 2005.

Income Taxes

We are subject to income taxes in the U.S. and file a consolidated federal income tax return. We account for income taxes according to SFAS 109, “Accounting for Income Taxes”. SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry-forwards and certain temporary differences.

Effective January 1, 2007, we adopted Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

Our income tax returns are subject to examination by tax authorities. We regularly assess the potential outcome of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. To determine necessary reserves, we must make assumptions and judgments about potential actions by taxing authorities, partially based on past experiences. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental, and we believe we have adequately provided for any reasonable and foreseeable outcomes relating to uncertain tax matters. When actual results of tax examinations differ from our estimates or when potential actions are settled differently than we expected, we adjust the income tax provision and our tax reserves in the current period. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Notes to the Consolidated Financial Statements, page 64

Note 1. Revenues and Promotional Allowances, page 68

2.              We note that you record a liability for the estimated cost of the outstanding points under the rewards programs that you believe will be ultimately redeemed.  Please tell us and revise to disclose your basis for determining this estimated cost.  Also, clarify whether your accrual includes amounts for accounts that have not yet reached necessary redemption levels but for which you anticipate will do so.

RESPONSE

The estimated cost of the outstanding points under our Boarding Pass and Amigo Club player rewards programs (the “Programs”) is calculated based on the total number of points earned under the Programs, including an accrual for an estimate of points earned but not yet achieving necessary redemption levels, converted to a redemption value times an average cost.  The redemption value is estimated based on the average number of points needed to convert to rewards.  The average cost is the incremental direct departmental cost for which the points are anticipated to be redeemed.   When calculating the average cost the Company uses historical point redemption patterns to determine the redemption distribution between food, beverage, rooms, entertainment and merchandise as well as potential breakage.

We will revise our disclosure to include the basis for determining the estimated cost of the outstanding points under our Programs in future Form 10-K filings.

Note 5. Goodwill and Other Intangible Assets, page 74

3.              Please describe for us in detail the nature of the customer relationships for which you estimate a useful life of 25 years.

RESPONSE

The customer relationships included in other intangible assets refer to the value associated with our rated players. For a number of years, the Company has been collecting and analyzing the spending data accumulated in its customer relationship management systems. Based on the level of spend, the Company categorizes each guest from Level 0 through Level 13. Level 13 players gamble a negligible amount and Level 0 players have the highest average daily spend. These rated player relationships exhibit a pattern of projected (undiscounted) cash flows that is typically higher in the earlier years of the customer relationship and then declines materially over time.  According to Paragraph 12 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.”  The Company’s amortization schedule is utilizing an Income Forecast methodology based directly on anticipated undiscounted cash flow patterns to best reflect the usage of the assets.

Note 7. Investments in Joint Ventures, page 75

4.              Please disclose the amount of consolidated retained earnings that represents undistributed earnings of 50% or less owned persons accounted for by the equity method pursuant to Rule 4-08(e)(2) of Regulation S-X.

RESPONSE

The Company has received distributions in excess of its equity earnings from its 50% or less owned joint ventures and will disclose such fact in future quarterly and annual filings.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Notes to Condensed Consolidated Financial Statements, page 6

Note 2. Acquisition of Station Casinos, Inc., page 8

5.              We note your disclosure that the allocation of the purchase price in the acquisition of Station Casinos is still subject to refinement and finalization.  In this regard, please disclose in your next and subsequent Form 10-Qs, as appropriate, the material uncertainties that remain and amounts that may materially change in refining and finalizing the allocation.  Provide us with a copy of your intended disclosure.

RESPONSE

We will disclose in our subsequent Form 10-Q filings, as applicable, the material uncertainties that remain and amounts that may materially change in refining and finalizing the purchase price allocation.  The following is the additional disclosure we intend to include in future Form 10-Q filings until the purchase price allocation is finalized:

The purchase price allocation is currently subject to refinement and finalization and will be completed within one year of the Merger as provided under SFAS 141 “Business Combinations”; thus, for purposes of these condensed consolidated financial statements, the preliminary allocation of the purchase price for property and equipment, investments in joint ventures, intangible assets and deferred income taxes is based on preliminary valuation data.  As a result, these balances, among others, may be further revised as purchase price allocations are refined and finalized.

Note 4. Investments in Joint Ventures

6.              Please explain to us and disclose the accounting treatment for the difference between your respective investments in joint ventures and your underlying equity in each, pursuant to paragraph 20.a(3) of APB 18. Tell us how your accounting treatment complies with paragraphs 19.b and n of APB 18.

RESPONSE

We will revise Note 4 of Form 10-Q and Note 7 of Form 10-K as follows:

As a result of the Merger, our investment in joint ventures balance differs from our ownership equity in these investments by $217.3 million due to the allocation of the purchase price to these investment accounts. As the purchase price allocation is preliminary, the amounts allocated to our investments in joint ventures are subject to change as the purchase price allocations are refined and finalized.  Differences between our investments in joint ventures balance and the Company’s underlying equity in the joint ventures attributable to land, goodwill and indefinite-lived intangible assets are not amortized.  Differences attributable to depreciable assets and finite-lived intangible assets are amortized based on the useful lives of the related assets and recorded in Earnings from Joint Ventures.

The Company believes the amount that would be required to be amortized to Earnings from Joint Ventures through June 30, 2008 is immaterial to the

Company’s consolidated financial statements. We expect to record the necessary amortization to Earnings from Joint Ventures in the three-months ended September 30, 2008 as we anticipate finalizing the allocation of the difference between our investments in joint ventures balance and the Company’s underlying equity in the joint ventures among the respective assets and liabilities of those joint venture investments.

Management’s Discussion and Analysis, page 26

Results of Operations, page 27

Management Fees, page 29

7.              Based on your disclosures, it appears that managing operations of others is one of your principle operations, for which associated revenues and expenses should be reported on a gross basis.  However, based on your disclosures here and similarly in your latest Form 10-K, it appears that management fees revenue is net of associated expenses.  Please explain to us the basis under GAAP for your presentation.  In particular, tell us how your presentation complies with the requirements of EITF 99-19.  Tell us the gross amount of management fees revenue and the associated expenses for each of the last 3 fiscal years and latest interim period.

RESPONSE

As indicated in our Form 10-Q, the Company currently manages five properties. We manage Thunder Valley on behalf of the United Auburn Indian Community and receive a management fee equal to 24% of net income (as defined in the management agreement).  In addition, we are the managing partner for Green Valley Ranch, Barley’s, The Greens and Renata’s and receive a management fee equal to 2% of revenues and approximately 5% of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) from Green Valley Ranch and 10% of EBITDA from Barley’s, The Greens and Renata’s.  The Company has historically presented their management side of the business net as opposed to gross. In determining the proper reporting of revenue and related expenses associated with the Company’s management agreements, the Company reviewed paragraphs 15 through 17 of EITF Issue 99-19 “Reporting Revenue Gross as a Principle versus Net as an Agent” which support the net revenue approach and determined the following:

Paragraph 15 - The supplier (not the company) is the primary obligor in the arrangement — Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company’s role in the transaction. If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier).

Although the Company provides management services to the managed property, it is the managed property, or the legal entity that owns the managed property, that is the obligor to the customer in providing the amenities to the customer.  The ultimate risk and reward of any transaction between the managed property and the customer is bourn by the ownership group of the managed property.  The Company is not liable for fulfilling obligations that are ultimately due to the customer.

Paragraph 16 - The amount the company earns is fixed — If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.

Each of the Company’s current management fee arrangements are based on a fixed percentage based on the managed property’s operating results.

Paragraph 17 - The supplier (and not the company) has credit risk — If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.

Transactions between the managed property and its’ customers that bear credit risk, whether from the generation of markers on the casino floor, receivables from hotel or convention sales or general credit card receivables are assumed by the managed property.  The Company in its role as the manager of the property assumes no risks in these transactions.

In addition, the Company reviewed the following paragraphs of EITF Issue 99-19 “Reporting Revenue Gross as a Principle versus Net as an Agent” which support the gross revenue reporting approach:

Paragraph 10 - The company changes the product or performs part of the service — If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer.

In order to change the product that is offered by the managed property, which means providing a new amenity such as a new restaurant on the property, requires approval from the owners of the managed property.  As manager, the Company does not have this ability without that approval.  Further, it is the employees of the managed property that provide the services that are purchased by the customer, not the employees of the Company.

Paragraph 12 - The company is involved in the determination of product or service specifications — If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

In terms of developing the nature, type, characteristics, or specifications of the products and services, this is determined by the ownership of the managed property. Such things as casino size and offerings, number of hotel rooms and their quality, number of restaurant offerings, variety and quality and other amenities are agreed upon prior to construction of the facility.  Once the managed property is operational, individual offerings within any of the property’s amenities are determined by the managed property.

For the three months ending March 31, 2008, Successor and Predecessor Periods ending December 31, 2007 and November 7, 2007 and the years ending December 31, 2006 and 2005, the gross management fees before allocations by the Company were $18.9 million, $9.8 million, $78.4 million, $99.9 million and $95.5 million, respectively.  The Company overhead expenses that were allocated to the managed properties for those same periods were $1.6 million, $1.0 million, $4.9 million, $5.8 million and $4.8 million, respectively.

Liquidity and Capital Resources, page 30

8.              We note your disclosure that the cost of “maintenance” is included in the amount reported as capital expenditures in the investing section of your statements of cash flows for the latest annual and interim periods, and that such amounts are a material component thereof.  Please (i) quantify for us the significant components of these investments that are attributable to these

“maintenance” costs and describe the nature of such costs, (ii) explain to us why it is appropriate to capitalize maintenance and provide us an underlying accounting policy, (iii) explain to us with specificity how you differentiate between repairs and maintenance that are expensed as incurred from maintenance that is capitalized, and (iv) tell us whether you capitalize any internal payroll costs as it relates to maintenance.  As part of your response in regard to (iii), if you state that maintenance that appreciably extends the life, increases the capacity, or improves the efficiency or safety of an underlying asset, please (a) explain with specificity how you measure the change and make these determinations and (b) prove us with examples.

RESPONSE

During the three months ended March 31, 2008, we had total capital expenditures of $35.2 million, of which approximately $6.8 million was for the purchase of land and approximately $28.4 million was for maintenance and other projects.  The significant components of the $28.4 million for maintenance and other projects included $7.0 million for an employee parking garage at our Red Rock casino property, $5.1 million for development and design costs related to a future planned casino project located at the current Wild Wild West location, $2.7 million for development and design costs related to a future planned casino project “Durango Station” and $13.6 million in other maintenance capital and other projects at our eight major hotel/casino properties and five smaller casino properties that we own.

We have used the terminology “maintenance capital” as this is a common term in the gaming industry and is used by us to differentiate investment type capital expenditures to drive future growth such as expansions from routine maintenance and repair expense.   Items that we classify as maintenance are not repair and maintenance items that would be expensed but are capital expenditures necessary to keep our existing properties at their current levels and are typically replacement items due to the normal wear and tear of our properties and equipment as a result of use and age.

As requested, our accounting policy regarding property and equipment is as follows:

Property and equipment are stated at cost.  Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less.  Costs of major improvements and expansion, including expenditures characterized as “maintenance capital” are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

To further clarify how we differentiate recurring repairs and maintenance that are expensed as incurred from maintenance capital that is capitalized, we have included our internal accounting policy as follows:

Costs incurred during ownership consists of additions, improvements, alterations, replacements, repairs, etc.  The individual costs of such items when in excess of $1,000 should be capitalized when they appreciably extend the life, increase the capacity, or improve the efficiency or safety of an asset.

Maintenance and repairs to property and equipment, which do not extend their useful lives for greater than one year, should be charged to expense as incurred.  This would include ordinary repairs which maintain the existing condition of the asset or restore it to normal operating conditions.

While there is judgment to determine if an item meets the definition to be capitalized or expensed we look at several factors to ensure that the purchase is properly classified as a maintenance capital asset or an expense for repairs and maintenance.  Capital expenditures for renovation, refurbishing and replacing furniture, fixtures and equipment due to technology updates and/or wear and tear are capitalized.  An expense that keeps an asset in an ordinarily efficient operating condition and does not add to its value or substantially prolong its useful life is generally considered a repair and maintenance expense item.  For example, there may be a portion of carpet floor in the public area that has been torn and can be repaired which cost would be expensed as repairs and maintenance.  However, the entire carpet may need to be replaced as “maintenance capital” due to overall wear and tear which would be capitalized.  As this is the replacement of the old carpet, the cost associated to the old carpet would be removed.

In regards to internal payroll costs capitalized as part of “maintenance capital”, only the portions of the payroll costs attributable to direct and incremental personnel working directly on a project are capitalized.  This would include employees in our design and construction, development and information technology departments, who absent our on-going maintenance capital projects, would not be required in our labor force.

9.                           Based on your disclosure on page 31 and the amount of capital expenditures reported in the statement of cash flows for the 2008 interim period, it appears that capital expenditures will be less than $120 million for all of 2008. This is a significant reduction from the amount of capital expenditures reported in each of the three preceding fiscal years. Please disclose in your next Form 10-Q the reason for this reduction. Additionally, disclose whether your expect capital expenditures to remain at such levels in the foreseeable future and any expected effect of reduced levels of capital expenditures on future operations and growth prospects. Provide us with a copy of your intended disclosure.

RESPONSE

In our Form 10-Q for the period ended September 30, 2008, we will include additional details regarding our current and future capital spending. Our Form 10-Q for the period ended September 30, 2008 will include a disclosure similar to the following:

Capital expenditures for the nine months ended September 30, 2008 were significantly less than the same period in the prior year. This reduction is due primarily to the completion of several major expansion projects in the prior year, including the phase II and phase III master-planned expansions at Red Rock, the phase II master-planned expansion at Fiesta Henderson and the phase III master-planned expansion at Santa Fe. We also completed construction of a new corporate office building during 2007. We do not have any significant expansion projects planned for the year ended December 31, 2008. Our decision whether to proceed with any new gaming or development opportunity, or expansion is dependent upon future economic and regulatory factors, the availability of acceptable financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to proceed with any particular project.

10.

In connection with the preceding comment, please disclose in your Form 10-K the amount of capital expenditures planned or expected in the ensuing year pursuant to Item 303(A)(2)(i) of Regulation S-K. Refer to section III.B of Release 33-6835, available on our web site at http://www.sec.gov/rules/interp/33-6835.htm, for further guidance.

RESPONSE

At the time the Company filed the Annual Report on Form 10-K for the year ended December 31, 2007, it had not yet determined the planned capital expenditures for the year ended December 31, 2008, due to the uncertainties in the expected amount of available capital and the intentions of the Company’s new shareholders subsequent to the merger transaction on November 7, 2007. The Company was able to reasonably estimate the remaining planned capital expenditures as of March 31, 2008, which it disclosed in its Quarterly Report on Form 10-Q for the three months ended March 31, 2008.

As requested by the Staff, in future quarterly and annual filings the Company will disclose the amount of capital expenditures planned or expected in the ensuing year pursuant to Item 303(A)(2)(i) of Regulation S-K.

Item 4. Controls and Procedures, page 43

11.

The conclusion of the effectiveness of your “disclosure controls and procedures” appears qualified in that specific reference is made to only a portion of the definition of “disclosure controls and procedures” as defined in Exchange Act rules 13a-15(e) and 15d-15(e). Please represent to us whether or not your disclosure controls and procedures so defined were qualified in any respect. If qualified, please explain to us the facts and circumstances. In future filings, ensure that your conclusion refers to all aspects of your disclosure controls and procedures.

RESPONSE

Our disclosure controls and procedures so defined were not qualified in any respect. In future filings, the Company will ensure that our conclusion refers to all aspects of its disclosure controls and procedures. An example of our revised disclosure is as follows:

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  There was no change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 8-K Furnished May 12, 2008

Exhibit 99.1

12.                     Please ensure to present with prominence the GAAP measure comparable to “EBITDA” wherever “EBITDA” is presented in the release, pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. For example, there is no comparable GAAP measure to the “EBITDA” amount presented in the “Las Vegas Market Results” section of the release.

RESPONSE

As requested by the Staff, in future Form 8-K’s, the Company will ensure to present with prominence the GAAP measure comparable to “EBITDA” wherever “EBITDA” is presented in the release pursuant to Item 10(e)(1)(i)(A), including in the “Las Vegas Market Results” section of the release.

13.                     We note you calculate “EBITDA” differently than that defined as “EBITDA” in Release No. 33-8176 as solely “earnings before interest, taxes, depreciation and amortization.” Accordingly, please change the description of your measure to more accurately describe what it represents. Refer to question and answer 14 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (“FAQ”), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for further guidance.

RESPONSE

As requested by the Staff, the Company will revise the title of its non-GAAP financial measure from “EBITDA” to “Adjusted EBITDA.”  The Company will also present a reconciliation of Adjusted EBITDA to EBITDA.

14.                     The answer to question 8 of the FAQ referred to above identifies disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge. (The answer to question 15 of the FAQ discusses the applicability of answer 8 to “EBITDA.”) Since your “EBITDA” measure excludes a number of recurring charges, please expand your disclosure consistent with the answer to question 8. In particular, disclose the usefulness to investors of disregarding interest, depreciation and rent expense, given the significance of debt, property and equipment and use of leased facilities to your operations, and other items eliminated from your non-GAAP measure. Also consider demonstrating how the measure provides a basis of your ability to incur and service debt and incur capital expenditures. Please provide us with any revised disclosure that you intend to include in future filings.

RESPONSE

The Company will revise its disclosures surrounding the use of EBITDA and Adjusted EBITDA in future releases as follows:

EBITDA, earnings before interest, taxes, depreciation and amortization, is a widely used measure of operating performance in the gaming industry and is a principal basis for the valuation of gaming companies. The Company has traditionally adjusted EBITDA when evaluating its own operating performance because it believes that the inclusion or exclusion of certain recurring and non-recurring items is necessary to present the most accurate measure of its principal operating results and as a means to assess results period over period.  The Company refers to the financial measure that adjusts for these items as Adjusted EBITDA.   The Company believes, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Adjusted EBITDA is a useful financial performance measurement for assessing the operating performance of the Company and is used by management in making financial and operational decisions. Together with measures calculated in accordance with GAAP, Adjusted EBITDA provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and incur capital expenditures.  Adjusted EBITDA consists of net income (loss) plus income tax (provision) benefit, interest and other expense, net, loss or gain on asset disposals, net, preopening expenses, equity-based compensation expense, lease termination costs, other non-recurring and non-cash costs, depreciation, amortization and development expense.  To evaluate Adjusted EBITDA and the trends it depicts, the components should be considered.  The impact of income tax (provision) benefit, interest and other expense, net, loss or gain on asset disposals, net, preopening expenses, equity-based compensation expense, lease termination costs, other non-recurring and non-cash costs, depreciation, amortization and development expense, each of which can significantly affect the Company’s results of operations and liquidity and should be considered in evaluating the Company’s operating performance, cannot be determined from Adjusted EBITDA.

Adjusted EBITDA is used in addition to and in conjunction with GAAP measures and should not be considered as an alternative to net income (loss), or any other GAAP operating performance measure.

To compensate for the inherent limitations of the disclosure of Adjusted EBTIDA, the Company provides relevant disclosure of its depreciation and amortization, interest and income taxes, capital expenditures and other items in its reconciliations to GAAP financial measures and consolidated financial statements, all of which should be considered when evaluating the Company’s performance.  In addition, it should be noted that not all gaming companies that report Adjusted EBITDA or adjustments to such measures may calculate Adjusted EBITDA or such adjustments in the same manner as the Company, and therefore, the Company’s measure of Adjusted EBITDA may not be comparable to similarly titled measures used by other gaming companies.  A reconciliation of Adjusted EBITDA to EBITDA to net income (loss) is included in the financial schedules accompanying this release.

15.                     Please explain to us and disclose why reconciling items for “lease terminations” and “rent expense” are applicable to only certain of the reconciliations presented.

RESPONSE

Rent expense as presented on the Major Las Vegas table refers to intercompany rent expense related to a lease agreement between those certain properties presented as Major Las Vegas and another consolidated entity. Because these payments and associated revenue are eliminated upon consolidation, the Company feels it necessary to exclude it from the Adjusted EBITDA of Major Las Vegas. As the Total Station Casinos, Inc. reconciliation begins with net (loss) income, this transaction has already been eliminated and therefore an adjustment is not necessary.

Lease terminations occur at certain of our operating and non-operating entities from time to time. For the three months ended March 31, 2008, the lease termination occurred at a non-operating entity and as such was not an adjustment to the Major Las Vegas Operations or Green Valley Ranch disclosures.

16.                     From your disclosures, it appears you intend “EBITDA” to also be a measure of cash flows. In this regard, please prominently present the comparable GAAP cash flow measure and reconcile “EBITDA” to this measure, pursuant to Item 10(e)(i)(A) and (B). Additionally, disclose the substantive reasons specific to your circumstances in demonstrating the usefulness of the measure in this context.

RESPONSE

The Company intends its previously disclosed EBITDA (going forward, Adjusted EBITDA) to be an additional measure of operating results rather than cash flows and will clarify its disclosure to more accurately reflect such intention as shown above. The Company will continue to reconcile EBITDA and/or Adjusted EBITDA to net (loss) income as prescribed in question 15 of the FAQ referred to above.

Attached is a statement from the Company acknowledging the items requested in your letter.

If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 495-4210 or contact Curt Mayer, our Vice President of Finance at (702) 495-4242.

Sincerely,

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer

Attachment

cc:	Thomas Roche, Ernst & Young
Ken Baronsky, Milbank Tweed Hadley & McCloy

The undersigned, on behalf of Station Casinos, Inc. (the “Company”), acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•                  Comments by the Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer